UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.

(Name of Persons Filing Statement)

Ordinary shares, no par value
 (Title of Classes of Securities)

Y28895103
(CUSIP Number of Class of Securities)

GRINDROD SHIPPING HOLDINGS LTD.
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315

Attn: Stephen Griffiths

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”). This Schedule 13E-3 relates to the offer by Good Falkirk (MI) Limited, a Marshall Islands corporation (“Offeror”) and wholly owned subsidiary of Taylor Maritime Investments Limited (“TMI”), to purchase (the “Offer”) up to 100% of the ordinary shares, no par value (collectively, the “Shares”), of the Company other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), to be paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company (the “Special Dividend”), representing aggregate consideration to the holders of Shares of $26.00 per Share (the “Aggregate Transaction Value”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and further described below, and in the related form of Letter of Transmittal (as amended or supplemented from time to time, each a “Letter of Transmittal”, a copy of which is attached hereto as Exhibit (a)(1)(ii), and which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Singapore Code on Take-overs and Mergers (the “Singapore Code”), subject to certain exemptions granted by the SEC and the Securities Industry Council (the “SIC”).

The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by TMI and Offeror with the SEC on October 28, 2022 (as amended or supplemented from time to time, the “Schedule TO”), the transaction statement on Schedule 13E-3 filed by TMI and Offeror with the SEC (the “TMI Schedule 13E-3”) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on October 28, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase, the Schedule TO, the TMI Schedule 13E-3 and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase, the Schedule TO, the TMI Schedule 13E-3 and Schedule 14D-9, as applicable, of the information required to be included in response to the respective Items of this Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 13E-3 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)	Securities: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)
Trading Market and Price: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—Trading Market and Price” is incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “THE OFFER—Section 7. Price Range of Shares; Dividends”.

(d)	Dividends: The following information is incorporated herein by reference:

(i)	the information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information”; and

(ii)
the information set forth in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, which has been filed with the SEC, under the caption “ITEM 8. FINANCIAL INFORMATION—Dividend Policy and Dividend Distributions”.

(e)	Prior Public Offerings: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—Prior Stock Purchases” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions: “SPECIAL FACTORS—Section 1. Background” and “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address: The filing person is the Company.

The information set forth in the Schedule 14D-9 under the captions “Item 1. Subject Company Information”, “Item 2. Identity and Background of Filing Person—Name and Address” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”, “SPECIAL FACTORS—Section 1. Background”, “THE OFFER—Section 9. Certain Information Concerning Offeror and Parent” and “Schedule I DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND OFFEROR” is incorporated herein by reference.

The business address and phone number of the directors and executive officers of each filing person is the same as that of such filing person noted above.

(b)
Business and Background of Entities: The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Section 1. Background” and “THE OFFER—Section 9. Certain Information Concerning Offeror and Parent” is incorporated herein by reference.

(c)	Business and Background of Natural Persons:

The information set forth in the Schedule 14D-9 under the captions “Item 2. Identity and Background of Filing Persons—Business and Background of Grindrod’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)	Material Terms; Tender Offers: The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)	Different Terms: Not applicable.

(d)	Appraisal Rights:

The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS—Section 8. Dissenters’ Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders: Not applicable.

(f)	Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e) Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company’s Securities:

The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”, “SPECIAL FACTORS—Section 1. Background”, “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer”, “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Shares”, “SPECIAL FACTORS—Section 10. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company”, “THE OFFER—Section 12. The Implementation Agreement; the Other Agreements” and “SCHEDULE II HOLDINGS AND DEALINGS DISCLOSURES IN COMPANY SECURITIES” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b), (c)(1)-(8) Use of Securities Acquired, Plans:

The information set forth in the Schedule 14D-9 under the captions “Introduction” and “Item 7. Purposes of the Transaction and Plans or Proposals,” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS— Section 2. Purpose and Reasons for the Offer; Plans for the Company Following the Tender Offer” and “SPECIAL FACTORS—Section 6. Effects of the Tender Offer” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes:

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”, “SPECIAL FACTORS—Section 1. Background” and “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer” is incorporated herein by reference.

(b)	Alternatives:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS–Section 1 Background” and “SPECIAL FACTORS–Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer” is incorporated herein by reference.

(c)	Reasons:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Section 1. Background” and “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer” is incorporated herein by reference.

(d)	Effects:

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officer and Directors of the Company”, “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS – Section 1. Background”, “SPECIAL FACTORS – Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer”, “SPECIAL FACTORS – Section 6. Effects of the Offer”, “SPECIAL FACTORS – Section 7. Options Which May Be Considered if the Offer is Not Completed”, “SPECIAL FACTORS – Section 8. Dissenters’ Appraisal Rights”, “THE OFFER – Section 5. Effect of the Offer on the Market for the Shares; Nasdaq and JSE Listings; Exchange Act Registration; and Margin Regulations”, “THE OFFER – Section 6 Certain Income Tax Consequences of the Offer” and “THE OFFER – Section 12. The Implementation Agreement; the Other Agreements”.

Item 8. Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board” is incorporated herein by reference.

(c)	Approval of Security Holders:

The information set forth in the Schedule 14D-9 under the captions “Item 2. Identity and Background of Filing Person—Tender Offer” and “Item 4. The Solicitation/Recommendation—Reasons for the Recommendation of the Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “THE OFFER—Section 1. Terms of the Offer”, “THE OFFER—Section 11. Conditions of the Offer” and “THE OFFER—Section 12. The Implementation Agreement; the Other Agreements” is incorporated herein by reference.

(d)	Unaffiliated Representative:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Company Board” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” is incorporated herein by reference. An unaffiliated representative was not retained solely to act on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 3. Recommendation by the Board of  Directors of the Company” and “SPECIAL FACTORS—Section 4. Position of Offeror and TMI Regarding Fairness of the Offer,” is incorporated herein by reference.

(e)	Approval of Directors:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Section 4. Position of Offeror and TMI Regarding Fairness of the Offer,” is incorporated herein by reference.

(f)	Other Offers:

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Company Board” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS—Section 4. Position of Offeror and TMI Regarding Fairness of the Offer”.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)
Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” and in Sections 11.1 and 13 and Exhibits 3, 4, 5, and 6 of Annex C to the Schedule 14D-9 is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Section 4. Position of Offeror and TMI Regarding Fairness of the Offer” and “SPECIAL FACTORS—Section 5. Summary of Evercore Presentation to Offeror and TMI” is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and in Sections 11.1 and 13 and Exhibits 3, 4, 5 and 6 of Annex C to the Schedule 14D-9 is incorporated herein by reference.

(c)
Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing by such interested stockholder.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information contained in the Offer to Purchase under “THE OFFER—Section 10. Source and Amount of Funds” is incorporated herein by reference.

(b)
Conditions: The information set forth in the Offer to Purchase under “THE OFFER—Section 10. Source and Amount of Funds” and “THE OFFER—Section 11. Conditions of the Offer” is incorporated herein by reference.

(c)	Expenses: The information set forth in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE OFFER—Section 14. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds: The information set forth in the Offer to Purchase under “THE OFFER—Section 10. Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)
Securities Ownership: The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “INTRODUCTION” and “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Shares” and “SCHEDULE II: HOLDINGS AND DEALINGS IN COMPANY SECURITIES” is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d), (e)

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation–Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 13. Financial Statements.

(c)	Financial Information:

The audited consolidated financial statements of the Company appearing in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 and the unaudited interim condensed consolidated financial statements of the Company as at June 30, 2022 and for the six month periods ended June 30, 2022 and 2021 included in Form 6K furnished to the SEC on and August 17, 2022 are incorporated herein by reference.

(b) Pro Forma Information: Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations:

The information set forth in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE OFFER—Section 14. Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets:

Not applicable.

Item 15. Additional Information.

(a), (b) The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on October 28, 2022 by TMI and the Offeror).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Trust Companies, Depository Trust Company Participants, Central Securities Depository Participants, Banks or Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)
Form of Letter to Clients for use by Brokers, Dealers, Trust Companies, Depository Trust Company Participants, Central Securities Depository Participants, Banks or Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)(i)
Letter to Shareholders of the Company, dated October 28, 2022, from Michael Hankinson, Chairman of the Company Board, and Stephen Griffiths, Chief Financial Officer and Interim Chief Executive Officer of the Company (incorporated by reference to Exhibit (a)(5)(i) to the Schedule 14D-9 filed by the Company with the SEC on October 28, 2022).

(a)(5)(ii)
Joint Announcement regarding Voluntary Conditional General Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 12, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 12, 2022).

(a)(5)(iii)
Clarificatory Announcement regarding Voluntary Conditional Cash Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 14, 2022).

(a)(5)(iv)	Press Release issued by the Company, dated October 12, 2022 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on October 12, 2022).

(a)(5)(v)	Possible Offer Announcement issued by TMI, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 to TMI’s Schedule TO-C filed with the SEC on August 29, 2022).

(a)(5)(vi)	Holding Announcement issued by the Company, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on August 29, 2022).

(a)(5)(vii)
Agreement for the sale and purchase of certain shares of the Company, dated December 10, 2021, between Industrial Partnership Investments Proprietary Limited, Remgro Limited, Offeror and TMI (incorporated by reference to Exhibit 99.1 to Schedule 13D, filed with the SEC on December 20, 2021).

(b)(i)
Facility Agreement, dated October 11, 2022, among, inter alia, Offeror, TMI, Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (publ), Singapore Branch (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by TMI with the SEC on October 13, 2022).

(c)(i)	Opinion of Jefferies LLC to the Company Board, dated October 9, 2022 (incorporated by reference to Annex B to the Schedule 14D-9).

(c)(ii)*	Overview Materials of Jefferies LLC for the Company Board, dated December 2021.

(c)(iii)* †	Discussion Materials of Jefferies LLC for the Company Board, dated March 24, 2022.

(c)(iv)* †	Discussion Materials of Jefferies LLC for the Company Board, dated April 20, 2022.

(c)(v)* †	Situation Update Materials of Jefferies LLC for the Company Board, dated June 2022.

(c)(vi)* †	Situation Update Materials of Jefferies LLC for the Company Board, dated June 14, 2022.

(c)(vii)*	Situation Update Materials of Jefferies LLC for the Company’s M&A Committee, dated September 14, 2022.

(c)(viii)*	Preliminary Discussion Materials of Jefferies LLC for the Company Board, dated October 3, 2022.

(c)(ix)*	Presentation of Jefferies LLC to the Company Board, dated October 9, 2022.

(c)(x)	Valuation Certificate of Clarksons Valuation Limited, dated October 25, 2022 (incorporated by reference to Exhibit 3 of Annex C to the Schedule 14D-9 and included therein solely to comply with requirements of the Singapore Code).

(c) (xi)	Valuation Certificate of Vessels Valve Ltd, issued October 21, 2022 (incorporated by reference to Exhibit 3 of Annex C to the Schedule 14D-9 and included therein solely to comply with the requirements of the Singapore Code).

(c) (xii)	Letter, dated October 28, 2022, from Provenance Capital Pte. Ltd. on Financial Projection (incorporated by reference to Exhibit 4 of Annex C to the Schedule 14D-9 and included therein solely to comply with the requirements of the Singapore Code).

(c)(xiii)	IFA Letter, dated October 28, 2022, from Provenance Capital Pte. Ltd. (incorporated by reference to Exhibit 6 of Annex C and included therein solely to comply with the requirements of the Singapore Code).

(e)(i)
Transaction Implementation Agreement, dated October 11, 2022, by and among TMI, the Offeror and the Company (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K filed with the SEC on October 12, 2022).

(e)(ii)
Tender and Support Agreement, dated as of October 11, 2022, by and among TMI, Offeror, and Grindrod Investments Proprietary Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13-D/A filed by TMI with the SEC on October 12, 2022).

(e)(iii)
Tender and Support Agreement, dated October 11, 2022, by and among TMI, Offeror and Michael Hankinson (incorporated by reference to Exhibit 99.8 to the Schedule 13-D/A filed by TMI with the SEC on October 12, 2022).

(e)(iv)
Exclusivity Extension Agreement, dated September 28, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.5 to the Schedule 13-D/A filed by TMI with the SEC on September 30, 2022).

(e)(v)	Offer Letter dated August 25, 2022, by TMI (incorporated by reference to Exhibit 99.2 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).

(e)(vi)	Exclusivity Agreement, dated August 25, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.4 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).

(e)(vii)	Confidentiality Agreement dated August 24, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.3 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).

(e)(viii)
Awards Election Opportunity regarding Voluntary Conditional General Offer by Offeror, a wholly-owned subsidiary of TMI, for the Company, dated October 28, 2022 (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

(e)(ix)
Letter to Holders of outstanding awards granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan, dated October 28, 2022 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(x)	2018 Forfeitable Share Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement filed with the SEC on March 11, 2022).

(e)(xi)	2018 Forfeitable Share Plan, as amended at the Company’s 2022 Annual General Meeting (incorporated by reference to Exhibit (e)(xi) of the Schedule 14D-9).

(e)(xii)	Form of Non-Executive Director Appointment Letter (incorporated by reference to Exhibit 4.19 to the Company’s Amendment to Form 20-F filed with the SEC on June 2, 2018).

(e)(xiii)	Constitution of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Form 20-F filed with the SEC on March 25, 2022).

(f)	None.

(g)	None.

(h)	None.

(107)*	Calculation of Filing Fee Tables

*	Filed herewith.
†	Certain portions of this exhibit have been redacted and separately filed with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 28, 2022

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Stephen Griffiths
Name:	Stephen Griffiths
Title:	Chief Financial Officer and Interim Chief Executive Officer